UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Selina Hospitality PLC Annual General Meeting

On September 22, 2023, Selina Hospitality PLC (the “Company”) issued a Circular and a Notice of Annual General Meeting (the “Circular”) to be held on October 18, 2023, a copy of which Circular is attached hereto as Exhibit 99.1.

INDEX TO EXHIBIT

Exhibit No.	Description

99.1	Shareholder Circular and Notice of Annual General Meeting of the Company, dated September 22, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: September 22, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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